Equinox IPM Systematic Macro Fund

(the “Acquired Fund”)

A series of Equinox Funds Trust (the “Equinox Trust”)

Supplement dated October 25, 2019, to the

Combined Proxy Statement and Prospectus (the “Proxy Statement”) and

Statement of Additional Information

each dated September 16, 2019

The Special Meeting of Shareholders of the Equinox IPM Systematic Macro Fund, which was originally scheduled for October 15, 2019, was adjourned to November 6, 2019, and will be held at the offices of Equinox Institutional Asset Management, LP at 47 Hulfish Street, Suite 510, Princeton, New Jersey 08542, at 10:00 a.m. Eastern time. The Special Meeting has been called to vote on a proposal to reorganize the Acquired Fund into a newly created series of Investment Managers Series Trust II (“IMST II”), the AXS IPM Systematic Macro Fund (the “Acquiring Fund”) (the “Reorganization”).

As a result of a recent business decision by IPM Informed Portfolio Management AB (“IPM”), which currently serves as the trading advisor to the wholly-owned subsidiary of the Acquired Fund, and AXS Investments, LLC (“AXS”), which will serve as the investment advisor to the Acquiring Fund if the Reorganization is approved, the role of IPM has changed from the description set forth in the Proxy Statement and Statement of Additional Information dated September 16, 2019. AXS and IPM now intend that IPM will serve as trading advisor to the wholly-owned subsidiary of the Acquiring Fund, rather than as sub-advisor to the Acquiring Fund and to the Acquiring Fund’s subsidiary. This means that IPM would continue to serve in the same role with respect to the Acquiring Fund as it does with respect to the Acquired Fund. As investment advisor to the Acquiring Fund, AXS would remain responsible for managing the Acquiring Fund’s assets, including the Acquiring Fund’s assets allocated to fixed income investments, and would pay IPM’s trading advisory fee. As trading advisor to the Acquiring Fund’s subsidiary, IPM’s management of the subsidiary’s assets would be subject to the oversight of AXS. The Board of Trustees of each of the Equinox Trust and IMST II have reaffirmed their approval of the Reorganization.

The first two paragraphs in the section of the Proxy Statement titled “Reorganization of Equinox IPM Systematic Macro Fund into AXS IPM Systematic Macro Fund – Comparison of Principal Investment Strategies” on page 24 of the Proxy Statement are replaced with the following paragraphs:

The Acquired Fund and the Acquiring Fund have the same investment strategies, which are presented below. After the Reorganization, AXS will serve as the Acquiring Fund’s investment advisor and IPM Informed Portfolio Management AB (“IPM” or “Trading Advisor”), the current trading advisor of the Acquired Fund’s subsidiary, will serve as the trading advisor of the Acquiring Fund’s Subsidiary. The Subsidiary’s investment in futures contracts and futures-related instruments will continue to be directed by IPM in accordance with its IPM Program.

The Fund pursues its investment objective by making a combination of investments (i) directly in an actively managed fixed-income portfolio comprised of cash, cash equivalents, securities issued by the U.S. government and money market funds, and (ii) directly, or indirectly through its wholly-owned subsidiary, in a diversified portfolio of futures contracts and futures-related instruments such as forwards and swaps in broadly diversified global (i.e. U.S. and non-U.S.) markets across three major asset classes: currencies, fixed income and stock indices. The Subsidiary’s investment in futures contracts and futures-related instruments is directed by IPM in accordance with its IPM Program. The Subsidiary is formed as a limited liability company under the laws of the State of Delaware. The Fund for its Subsidiary may also invest in derivative instruments such as swaps that provide exposure to the IPM Program. The Advisor intends to target a reduced level of volatility for the Fund relative to the IPM Program. The Advisor will adjust the Fund's exposure to the IPM Program by managing its investment in the Subsidiary.

Additional information regarding the Reorganization and the Acquiring Fund is included in the Proxy Statement and Statement of Additional Information, as amended on October 25, 2019.

Please file this Supplement with your records.